Exhibit 99.5

THUMZUP MEDIA CORPORATION

WHISTLEBLOWER PROTECTION POLICY

Introduction

The organization will not retaliate against a whistleblower. This includes, but is not limited to, protection from retaliation in the form of an adverse employment action such as termination, compensation decreases, or poor work assignments and threats of physical harm. Any whistleblower who believes he/she is being retaliated against must contact the Human Resources Director immediately. The right of a whistleblower for protection against retaliation does not include immunity for any personal wrongdoing that is alleged and investigated.

Covered Persons

Whistleblower protections are provided in two important areas: confidentiality and retaliation. Insofar as possible, the confidentiality of the whistleblower will be maintained. However, identity may have to be disclosed to conduct a thorough investigation, to comply with the law, and to provide accused individuals their legal rights of defense. Individuals protected include:

a.	the employee, or a person acting on behalf of the employee, who reports to a public body or is about to report to a public body a matter of public concern; or

b.	the employee who participates in a court action, an investigation, a hearing, or an inquiry held by a public body on a matter of public concern.

Administration

The organization may not discharge, threaten, or otherwise discriminate against an employee regarding the employee’s compensation, terms, conditions, location, or privileges of employment.

The organization may not disqualify an employee or other person who brings a matter of public concern, or participates in a proceeding connected with a matter of public concern, before a public body or court, because of the report or participation, from eligibility to bid on contracts with the organization; receive land under a district ordinance; or receive another right, privilege, or benefit. The provisions of this policy do not:

a.	require the organization to compensate an employee for participation in a court action or in an investigation, hearing, or inquiry by a public body;

b.	prohibit the organization from compensating an employee for participation in a court action or in an investigation, hearing, or inquiry by a public body;

c.	authorize the disclosure of information that is legally required to be kept confidential; or

d.	diminish or impair the rights of an employee under a collective bargaining agreement.

Limitation to protections:

a.	A person is not entitled to the protections under this policy unless he or she reasonably believes that the information reported is, or is about to become, a matter of public concern; and reports the information in good faith.

b.	A person is entitled to the protections under this policy only if the matter of public concern is not the result of conduct by the individual seeking protection, unless it is the result of conduct by the person that was required by his or her employer.

Before an employee initiates a report to a public body on a matter of public concern under this policy, the employee shall submit a written report concerning the matter to the organization’s chief executive officer. However, the employee is not required to submit a written report if he or she believes with reasonable certainty that the activity, policy, or practice is already known to the chief executive officer; or that an emergency is involved. Relief and penalties:

a.	A person who alleges a violation of this policy may bring a civil action and the court may grant appropriate relief.

b.	A person who violates or attempts to violate this policy is also liable for a civil fine of not more than ten thousand dollars ($10,000.00).

Procedures

I. If an employee has knowledge of or a concern of illegal or dishonest/fraudulent activity, the employee is to contact his/her immediate supervisor or the Human Resources Director. All reports or concerns of illegal and dishonest activities will be promptly submitted by the receiving supervisor to the Human Resources Director, who is responsible for investigating and coordinating any necessary corrective action. Any concerns involving the Human Resource Director should be reported to the chief executive officer.

II. The whistleblower is not responsible for investigating the alleged illegal or dishonest activity, or for determining fault or corrective measures; appropriate management officials are charged with these responsibilities.

III. Examples of illegal or dishonest activities include violations of federal, state, or local laws; billing for services not performed or for goods not delivered; and other fraudulent financial reporting. The employee must exercise sound judgment to avoid baseless allegations. An employee who intentionally files a false report of wrongdoing will be subject to disciplinary action.